UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2025

Richard Miller
Chief Executive Officer
Tron Inc.
941 W. Morse Blvd. Suite 100
Winter Park, FL 32789

Re: Tron Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed October 17, 2025
File No. 333-288986

Dear Richard Miller:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-3

General

1. We note your response to prior comment 1 that Mr. Justin Sun does not hold any officer position for the Company or any subsidiary thereof, is not in charge of any business unit, and does not perform any policy making functions. Please provide such disclosure in your prospectus where appropriate.
2. We note your disclosure that SRM Ltd. is a limited company incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China and was formerly owned by Safety Shot, Inc. Please clarify whether you continue to have a subsidiary in Hong Kong and, if so, the operations conducted through that subsidiary. In addition, it appears your TRX treasury operations may be conducted in Hong

Kong. To the extent you have operations in Hong Kong, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

3. We note your disclosure that the Company retains sole control of the wallet and private keys in Hong Kong and that Mr. Weike Sun and Mr. Zi Yang are authorized by the Board to make the arrangement for safeguarding and operating the private keys of the wallet. Please clarify whether Mr. Weike Sun and Mr. Zi Yang are located in Hong Kong. To the extent one or more of your officers and/or directors are located in China or Hong Kong, please provide a discussion of the enforcement risks related to civil liabilities due to your officers and/or directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Prospectus Summary
Our Business, page 3

4. We note your disclosure on page 13 and 27 that after the August Warrant Exercise, Bravemorning held approximately 86.6% of the Company's outstanding Common Stock, and also Preferred Stock Shares which vote together with the Common Stock and increased Bravemorning's aggregate voting power to 92.5%. Please include disclosure about Bravemorning's aggregate voting power here and elsewhere that you discuss Bravemorning's ownership percentage of the Company's outstanding Common Stock.

Recent Developments, page 7

5. We note your disclosure that the Company entered into the Sun Advisory Agreement with Mr. Justin Sun on June 16, 2025 along with the issuance of the Preferred Stock Shares and the June PIPE Warrants. Please expand your disclosure to clarify the consideration that Mr. Justin Sun received or will receive in exchange for his services.

Risk Factors
Risks Related to Our TRX Token Strategy and Holdings, page 28

6. Please revise to include risk factor disclosure addressing the risk that due to Justin Sun’s role as the founder of TRON and his continued association with the TRON blockchain system, his actions and statements have in the past and may in the future impact the price of TRX, which could in turn impact the company and the effectiveness of its treasury strategy.

Exhibits

7. To the extent that you have an agreement with JustLend DAO, please revise to disclose the material terms of the agreement, including term and termination

provisions. In addition, and to the extent material, please file it as an exhibit to the registration statement.

Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Theodore H. Paraskevas, Esq